Exhibit 12.1
EQUITY COMMONWEALTH
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2016		2015	2014	2013(1)		2012(1)
Earnings:
Income (loss) from continuing operations before income tax expense and equity in earnings of investees	$233,639		$102,221	$(63)	$(62,034)		$84,484
Gains on equity transactions of investees	—		—	(17,020)	—		(7,246)
Fixed charges	84,329		107,316	143,838	174,753		204,244
Distributions from investees	—		—	20,680	24,079		16,816
Adjusted Earnings	$317,968		$209,537	$147,435	$136,798		$298,298

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$84,329		$107,316	$143,838	$174,753		$204,244
Total Fixed Charges	$84,329		$107,316	$143,838	$174,753		$204,244

Ratio of Earnings to Fixed Charges	3.8	x	2.0x	1.0x	0.8x	(2)	1.5x

(1)	Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)	The deficiency for this period was $37,995.